

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 14, 2017

<u>Via E-mail</u>
Michael Gung
c/o iShares Delaware Trust Sponsor LLC
400 Howard Street
San Francisco, CA 94105
Attn: Product Management Team
iShares Research & Development

   Re: iShares Commodity Optimized Trust
     Registration Statement on Form S-1
     Filed April 7, 2017
     File No. 333-217221

Dear Mr. Gung:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.

         Sincerely,

         /s/ Tom Kluck

         Tom Kluck
         Legal Branch Chief
         Office of Real Estate and
         Commodities

cc: Michael H. Lee, Esq.